Mail Stop 4561

June 13, 2006

Mr. Leslie I. Handler
President
Encompass Holdings, Inc.
1005 Terminal Way, Suite 110
Reno, Nevada 89502

>   **Re:**   **Encompass Holdings, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2004**
>   **Amendment No. 2 to the above referenced Form 10-KSB**
>   **File No. 333-82608**

Dear Mr. Handler:

We have reviewed your second response letter dated May 31, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Form 10-KSB for the fiscal year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

1. We note your response to prior comment 2 and further note that there is no indication on the auditors' report filed on Edgar that such report was signed by Timothy L. Steers, CPA, LLC. Rule 302 of Regulation S-T requires that signatures to, or within, any electronic submission be supplied in typed format. Please confirm that future filings will address the signature requirements under Rule 302.

Business and Summary of Significant Accounting Policies

Derivative Instruments

2. Please amend your most current annual report or transition report on Form 10-KSB to disclose the method(s) and significant assumptions used to estimate the fair value of your derivative liabilities. Reference is made to paragraph 10 of SFAS 107.

Notes Payable Subject to Conversion into an Indeterminable Number of Shares of Common Stock, page F-13

3. We note your response to prior comment 3. As these convertible debt transactions can be quite complex, please give consideration in future filings to providing separate disclosure of each convertible debt transaction entered into with disclosure of such terms as issuance date, proceeds received, name or description of the convertible debt holder and other key terms, as applicable. Additionally, please consider separate disclosure for each convertible debt transaction related to debt repayment and debt conversion into equity.

4. Please amend your most recent annual report or transition report on Form 10-KSB to disclose your accounting policies related to accreting the discount on the convertible note payables between the date of issuance and the date of payment or conversion. Supplementally, tell us whether you have been accreting the discount under the effective interest method or under another method which approximates the results under the effective interest method.

General

5. Please provide the written acknowledgements requested by us towards the end of this comment letter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief